SNAIL, INC.

12049 Jefferson Blvd.

Culver City, CA 90230

January 12, 2024

Anastasia Kaluzienski and Robert Littlepage

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Snail, Inc.
Form 10-Q for the quarterly period ended September 30, 2023
Filed November 14, 2023
File No. 001-41556

Ladies and Gentleman:

Thank you for your letter, dated December 20, 2023 (the “Comment Letter”), setting forth the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Snail Inc.’s (the “Company”) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 filed with the Commission via EDGAR on November 14, 2023 (the “Form 10-Q”). The Company respectfully requested an extension until January 19, 2024 to file its response to the Staff’s Comment Letter, and the Company is grateful for the Staff’s consideration and approval of this request for extension.

We have reviewed the Staff’s comments and have set forth below, in italicized, bold type, the enumerated written comments provided in the Staff’s Comment Letter. The response of the Company to each comment is set forth immediately following the comment.

Form 10-Q for the quarterly period ended September 30, 2023

Liquidity and Capital Resources

Operating Activities, page 39

1.	We note you expect the accounts receivables owed to you by SDE will be repaid within a commercially reasonable period of time and you report the net related party receivable balance as a current asset on your balance sheet. We also note the related party accounts receivable has been outstanding since at least December 31, 2021. While it may be due on demand, it appears you have not demanded repayment or used other means to collect what is owed. In future filings, please clarify if you intend to exercise all legally available means of collection and specifically disclose when you anticipate full repayment of the accounts receivable balance. If you do not expect to collect the entire amount within the next twelve months, you should reclassify the long-term receivable on your balance sheet. Also, if it is not your intent to legally enforce your collection rights, due to the related party relationship of the parties and the control inherent in that relationship it appears you should treat the receivable as a deduction from stockholders’ equity on your balance sheet. Refer to the guidance in SAB Topics 4:E and 4:G.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure in future filings, beginning with the Company’s Form 10-K for the year ended December 31, 2023, will reflect that the Company intends to exercise all legally available means of collection of the accounts receivable owed to the Company by SDE. In January 2024, the Company and SDE began the process of entering into an offset agreement. The offset agreement will offset monthly payments that the Company makes to SDE for royalties, license fees and other operating expenses with a monthly set amount owed to the Company from SDE, until amounts due to the Company by SDE have been repaid or offset. The Company anticipates that it will offset approximately $500,000 of the amount due from SDE against amounts due to SDE for operating expenses and costs of revenues monthly. We expect to collect or offset approximately $6.0 million of the balance in the year ended December 31, 2024. The Company expects to collect, or offset, the entire amount prior to December 31, 2025 and will reclassify a portion to a long-term receivable on the Company’s balance sheet accordingly. As these receivables are the result of trade related arm’s length transactions and not due to stock issuances, SAB 4:E will not apply. Additionally, the Company intends to fully collect and/or offset the balance in its entirety, and as such, believes the equity classification of the balance is not appropriate under the guidance of SAB 4:G.

Financial Covenants, page 41

2.	We note that on page 41 you disclose that you were in compliance with, or had waivers for, all covenants under your debt facilities as of September 30, 2023. We further note your disclosures on page F-20 in which you obtained waivers related to covenants contained in your debt agreements. In future filings, please expand your disclosures of liquidity and capital resources to address the following:

●	Disclose the terms of waivers received, including how long the terms of the covenants were specifically waived.
●

Discuss the potential impact on your liquidity and capital resources if you do not comply with any remaining covenants and/or are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any covenants could lead to the acceleration of payments due under any of your debt arrangements.

●	Disclose your actual performance relative to the covenants.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure in future filings, beginning with the Company’s Form 10-K for the year ended December 31, 2023, will expand existing disclosures of liquidity and capital resources to address, as applicable, the terms of the waivers received, including how long the terms of the covenants were specifically waived; the potential impact on the Company’s liquidity and capital resources if the Company does not comply with any remaining covenants and/or is unable to obtain a waiver of compliance in the future, specifically stating whether noncompliance with any covenants could lead to the acceleration of payments due under any of the Company’s debt arrangements, and disclose the Company’s actual performance relative to the covenants.

Financial Statements

Note 5. Accounts Receivable – Related Party, page F-16

3.

Disclose your basis for offsetting related party accounts receivable with related party accounts payable and advise us. Clarify if you have a legal right to offset these amounts. Also, we note a reduction in the amount of related party payables since December 31, 2021. Disclose if you have repaid a portion of the related party accounts payable in cash. If so, disclose this fact and if you anticipate making future cash payments.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has a basis for offsetting related party accounts receivable with related party accounts payable. The amounts owed to the Company by the related party represent gaming revenue from the ARK mobile platforms, which, due to administrative reasons, were deposited in an account held by the licensor and related party, SDE, but have not yet been fully remitted to the Company. These are ordinary course of business transactions with payments terms of due on demand. The related party accounts payable that are partially offsetting the receivables are gaming revenues from the ARK games for which a royalty is due to SDE, and are ordinary course of business transactions with the same terms. The Company does have a legal right to offset these amounts. The Company has historically presented these balances offset and intends to offset the transactions reported in this line item monthly, in accordance with an agreed upon payment schedule. The Company further advises the Staff that the Company has repaid a portion of the related party accounts payable in cash and anticipates making future cash payments. Beginning with the Company’s Form 10-K for the year ended December 31, 2023, the Company will expand existing disclosures regarding related party accounts receivable and accounts payable, as appropriate. The Company believes it has a valid right of offset in accordance with ASC 210-20-45-1 because:

●	the amounts owed between us and SDE are readily determinable,
●	we have the legal right to set off the amount of royalties owed to SDE with the ARK mobile royalties owed to us as they represent amounts due to and from the same party,
●	the Company intends to set off the amounts owed to us from SDE with the amounts we owe to SDE, and
●	the Company has consulted with its legal counsel and determined its right of setoff is enforceable by law as the debts are mutual, the right is recognized under common law and no agreements governing the underlying include any language negating the right of offset.

Note 8. Prepaid Expenses – Related Party, page F-17

4.	Regarding the prepaid licenses, identify in your future disclosure the prepaid license which is classified as a current asset and disclose your basis for this classification.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure in future filings, beginning with the Company’s Form 10-K for the year ended December 31, 2023, will identify the prepaid license which is classified as a current asset and disclose the Company’s basis for this classification. Included below is a draft of the revised disclosure to be included in future filings.

NOTE 8 – PREPAID EXPENSES - RELATED PARTY

On March 10, 2023, the Company amended its exclusive software license agreement with SDE relating to the ARK franchise. For DLC’s, the Company plans to release during the term of the agreement, the Company will now have the option to pay the $5.0 million DLC payment in whole or in part, when paid in advance; or in full, upon the DLC release. No payment for any DLC under this agreement will exceed $5.0 million.

During the nine months ended September 30, 2023, the Company prepaid $2,500,000 for exclusive license rights for an ARK 1 DLC to SDE. During the year ended December 31, 2022, the Company prepaid $5,000,000 for exclusive license rights to ARK 2 to SDE. Prepaid expenses — related party consisted of the following as of September 30, 2023 and December 31, 2022:

	2023	2022
Prepaid royalties	$582,500	$582,500
Prepaid licenses	7,500,000	5,000,000
Prepaid expenses - related party, ending balance	8,082,500	5,582,500
Less: short-term portion	(2,500,000)	—
Total prepaid expenses – related party, long-term	$5,582,500	$5,582,500

The amount classified as short-term, as of September 30, 2023, is the prepaid license for the ARK 1 DLC that the Company expects to release within the next twelve months.

If you require additional information or have any questions, please call me at (310) 928-7432.

Sincerely,

/s/ Heidy Chow
Heidy Chow
Chief Financial Officer

cc:	Lahdan S. Rahmati, Esq